----------------------------
                                                          OMB APPROVAL
                                                    ----------------------------
                    UNITED STATES                   OMB Number:
       SECURITIES AND EXCHANGE COMMISSION           Expires:
              Washington, D.C. 20549                Estimated average burden
                                                    hours per response.......
                                                    ----------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5 )*


                  CHROMATICS COLOR SCIENCES INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    171116106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Darby Simpson Macfarlane
                               5 East 80th Street
                                 N.Y, N.Y. 10021
                                 (212) 717-6544
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 23, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)
                              (Page 1 of 9 Pages)

                                  SCHEDULE 13D

CUSIP NO. 171116106                                Page  2   of   9   Pages
          ---------                                     ---      ---


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Darby Simpson Macfarlane   ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
    NUMBER OF            7    SOLE VOTING POWER

     SHARES                   590,813 (See response to Item 5)
                    ------------------------------------------------------------
  BENEFICIALLY           8    SHARED VOTING POWER

    OWNED BY                  -0-
                    ------------------------------------------------------------
      EACH               9    SOLE DISPOSITIVE POWER

    REPORTING                 590,813 (See response to Item 5)
                    ------------------------------------------------------------
     PERSON              10   SHARED DISPOSITIVE POWER

      WITH                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     590,813 (See response to Item 5 and Item 6)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                    ----------------------------
                                                          OMB APPROVAL
                                                    ----------------------------
                    UNITED STATES                   OMB Number:
       SECURITIES AND EXCHANGE COMMISSION           Expires:
              Washington, D.C. 20549                Estimated average burden
                                                    hours per response.......
                                                    ----------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.5)*


                  CHROMATICS COLOR SCIENCES INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    171116106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            David Kenneth Macfarlane
                               5 East 80th Street
                                N.Y., N.Y. 10021
                                 (212) 717-6544
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 23, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 3 of 9 pages

                                  SCHEDULE 13D

CUSIP NO. 171116106                               Page  4   of  9  Pages
         -----------                                   ---     ---


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     David Kenneth Macfarlane  ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     South Africa
--------------------------------------------------------------------------------
    NUMBER OF            7    SOLE VOTING POWER

     SHARES                   -0- (See response to Item 5)
                    ------------------------------------------------------------
  BENEFICIALLY           8    SHARED VOTING POWER

    OWNED BY                  -0-
                    ------------------------------------------------------------
      EACH               9    SOLE DISPOSITIVE POWER

    REPORTING                 -0- (See response to Item 5)
                    ------------------------------------------------------------
     PERSON              10   SHARED DISPOSITIVE POWER

      WITH                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     590,813 (See response to Item 5 and Item 6)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------------------------------
This Amendment No. 5 amends the Schedule 13D dated September 19, 1993 filed by Mrs. Darby Simpson Macfarlane and Mr. David Kenneth Macfarlane as amended by Amendment No.1 thereto as dated December 28, 1993, as amended by Amendment No. 2 thereto as dated July 21, 1994, as amended by Amendment No. 3 thereto as dated March 31, 1995 and as amended by Amendment No.4 as dated February 12, 1996.
--------------------------------------------------------------------------------

     Item 1. Security and Issuer.

     This statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of Chromatics Color Sciences International, Inc., a New York corporation (the "Company"). The Company's principal executive offices are located at 5 East 80th Street, New York, New York 10021.

Item 2.   Identity and Background.

     (a) Pursuant to Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D is being filed by Darby Simpson Macfarlane and David Kenneth Macfarlane. Mrs. and Mr. Macfarlane are making this single, joint filing.

     (b) The address of the principle place of business of the Reporting Persons is 5 East 80th Street, New York, New York 10021.

     (c)  Mrs.  Macfarlane's  positions  at  the  Company  are  Director,  Chief
Executive Officer, Chairman of the Board and Assistant Treasurer. Mr. Macfarlane's positions at the Company are Director and Vice President of Research and Development.

     Neither Mrs. Macfarlane nor Mr. Macfarlane has:

     (d) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or

     (e) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          Not Applicable.

Item 4.   Purpose of Transaction.

          Not Applicable.


                                Page 5 of 9 pages

Item 5.   Interest in Securities of the Issuer.

     (a) The aggregate number of shares of Common Stock beneficially owned by Mrs. and Mr. Macfarlane is 590,813 (6.4% of the total shares of Common Stock outstanding). This amount does not include 1,380,000 shares of Class A Preferred Stock owned by Mrs. Macfarlane, which may be convertible into shares of Common Stock upon the occurrence of certain events.

     (b) Mrs. Macfarlane has the sole power to vote or dispose of the ownership of 590,813 shares of Common Stock.

     Mrs. Macfarlane also owns and has the sole power to vote or dispose of the ownership of 1,380,000 shares of redeemable convertible preferred stock.

     (c) The following sales were effected on open market transactions:

     On June 6, 1997, Mrs. Macfarlane sold 10,000 shares of Common Stock at a price of $7.00 per share. On August 1, 1997, Mrs. Macfarlane sold 10,000 shares of Common Stock at a price of $10.125 per share. On August 19, 1997, Mrs. Macfarlane sold 5,000 shares of Common Stock at a price of $11.00 per share. On August 20, 1997, Mrs. Macfarlane sold 2,500 shares of Common Stock at a price of $10.75 per share. On August 20, 1997, Mrs. Macfarlane sold 2,500 shares of Common Stock at a price of $11.00 per share. On August 20, 1997, Mrs. Macfarlane sold 5,000 shares of Common Stock at a price of $11.375 per share. On August 20, 1997, Mrs. Macfarlane sold 2,500 shares of Common Stock at a price of $11.25 per share. On August 20, 1997, Mrs. Macfarlane sold 2,500 shares of Common Stock at a price of $11.125 per share. On August 21, 1997, Mrs. Macfarlane sold 4,000 shares of Common Stock at a price of $11.875 per share. On August 25, 1997, Mrs. Macfarlane sold 6,000 shares of Common Stock at a price of $11.625 per share. On August 27, 1997, Mrs. Macfarlane sold 10,000 shares of Common Stock at a price of $11.50 per share. On September 9, 1997, Mrs. Macfarlane sold 10,000 shares of Common Stock at a price of $12.75 per share. On October 23, 1997, Mrs. Macfarlane sold 20,000 shares of Common Stock at a price of $17.75 per share. On December 9, 1997, Mrs. Macfarlane sold 30,000 shares of Common Stock at $15.50 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of The Issuer.

     Pursuant to a Separation Agreement dated December 13, 1995, Mr. Macfarlane has given Mrs. Macfarlane sole voting power and power of disposition over all Common Stock or options to acquire Common Stock hereafter acquired by Mr. Macfarlane. The Separation Agreement, the Proxy and the Voting Trust Agreement are hereinafter referred to collectively as the "Agreements."

     Under the Agreements, upon sale of any Common Stock or options to acquire Common Stock of the Company by Mrs. Macfarlane or Mr. Macfarlane, Mrs. Macfarlane can elect to allocate and/or distribute specified portions of the proceeds from such sale in specified amounts to herself and to Mr. Macfarlane and/or to trusts established for her daughter and her step-daughter. The specific terms of such allocations and/or

                                Page 6 of 9 pages
distributions, and the amounts to be so distributed and/or allocated, are as set forth in Articles VII and X of the Separation Agreement, copies of which are available for inspection at the Company's executive offices. The terms of the Proxy and Voting Trust Agreement are hereby incorporated by reference as if set forth in full herein.

Item 7.   Materials Filed as Exhibits.

Exhibit 1: Joint Filing Agreement of Darby Simpson Macfarlane and David Kenneth Macfarlane filed as an exhibit to Schedule 13D dated October 26, 1993, and hereby incorporated by reference thereto.

Exhibit 2: Voting Proxy dated December 13, 1995 of David Kenneth Macfarlane to Darby Simpson Macfarlane filed as an exhibit to Schedule 13D dated February 12, 1996, and hereby incorporated by reference thereto.

Exhibit 3: Voting Trust Agreement dated December 13, 1995 between David Kenneth Macfarlane and Darby Simpson Macfarlane (as trustee) filed as an exhibit to
Schedule 13D dated February 12, 1996, and hereby incorporated by reference thereto.

                                Page 7 of 9 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of her or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    December 22, 1997

                                             /s/ Darby S. Macfarlane
                                             -----------------------
                                             Darby S. Macfarlane




                                             /s/ David Kenneth Macfarlane
                                             ----------------------------
                                             David Kenneth Macfarlane


                                Page 8 of 9 pages

                                  EXHIBIT INDEX


Exhibit 1 --   Joint Filing Agreement of Darby Simpson Macfarlane and David
               Kenneth Macfarlane filed as an exhibit to Schedule 13D dated
               October 26, 1993, and hereby incorporated by reference thereto.

Exhibit 2 --   Voting  Proxy dated  December  13, 1995 of David  Kenneth
               Macfarlane to Darby Simpson  Macfarlane filed as an exhibit to
               Schedule 13D dated February 12, 1996, and hereby incorporated by reference thereto.

Exhibit 3 --   Voting Trust Agreement dated December 13, 1995 between David
               Kenneth Macfarlane and Darby Simpson Macfarlane (as trustee) filed as an exhibit to Schedule 13D dated February 12, 1996, and hereby incorporated by reference thereto.

                                Page 9 of 9 pages